Exhibit 99.1

Calyxt Hires Cargill Executive Manoj Sahoo as Chief Commercial Officer

ST. PAUL, Minn.--(BUSINESS WIRE)--March 21, 2017--Calyxt, Inc., a Minnesota-based company developing healthier food products to benefit both consumers and growers, announced today that former Cargill executive Manoj Sahoo is joining Calyxt as the Company’s Chief Commercial Officer. Mr. Sahoo will work closely as part of Calyxt’s executive team to build a commercial partnership network, execute a go-to-market plan for the Company’s products and ensure Calyxt’s integrated commercial success moving forward.

“Manoj’s extensive professional background in driving revenue and building relationships during his twenty years of experience makes him the perfect choice to be on the forefront of building Calyxt’s commercialization infrastructure as we prepare to launch our products,” said Federico Tripodi, Calyxt CEO. “Manoj is highly respected in his field and has an impressive record in business development and commercial enterprise. As such, I am confident that he will hit the ground running at Calyxt and quickly develop successful new market opportunities for the Company’s rapidly expanding product portfolio.”

Mr. Sahoo joins Calyxt from Cargill, where he spent seven years in a variety of key commercial enterprise roles. Most recently, he served as Assistant Vice President, Food Ingredients and Bio-Industrial Enterprise, where he was responsible for revenues over $1 billion in the fermentation space, leading the commercial enterprise team to triple its earnings from bio-based products, and managed relationships with large institutional customers. Mr. Sahoo’s prior roles at Cargill included serving as Business Development Director, Starches and Sweeteners North America, as an investment team member with the Emerging Business Accelerator, a group structured along corporate venture capital groups, to invest in white space opportunities for Cargill; he also worked in the Corporate Strategy & Development Group.

Over the years, Mr. Sahoo has also served on the boards of both Calysta Inc. and Rivertop Renewables as a Cargill representative. He was responsible for leading Cargill’s equity investments in the industrial biotechnology space including co-investment in real assets with institutional financial investors to build a $600 million commercial-scale aquaculture nutrition plant.

“I am thrilled to be joining Calyxt as the Company enters an important growth phase and prepares to launch its first commercial product in the near future,” added Mr. Sahoo. “The ag and food industries are at crossroads with consumers demanding more healthy and sustainable alternatives. Calyxt’s innovative technology and the management team’s passion for developing healthier foods for consumers will play a pivotal role in transforming the ag and food value chain. I look forward to getting started and working with this team to further Calyxt’s growth and commercial success in 2017 and beyond.”

Kincannon & Reed, a leading executive search firm focused on the food, agribusiness, and biosciences sectors, assisted Calyxt in the recruitment of Manoj Sahoo.

About Calyxt

Calyxt, Inc. is a fast-growing, consumer-oriented ag company that utilizes its innovative, patented TALEN® technology to usher in a new era of agriculture and develop crop products with healthier characteristics for consumers – all the while helping farmers and food and agriculture industries reduce their environmental footprints in the context of climate change. Calyxt believes that agricultural technologies can have a profound, positive impact on humanity and is looking to engage those who share this passion for food and agriculture. Calyxt is located in Minneapolis-St. Paul, Minn., and is a wholly owned subsidiary of Cellectis.

For further information please visit our website: www.calyxt.com

Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

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TALEN® is a registered trademark owned by the Cellectis Group.

CONTACT:
For Calyxt
Media
Jennifer Moore, 917-580-1088
VP Communications
media@calyxt.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com /
or
Nick Opich, 212-896-1206
nopich@kcsa.com
or
Investor Relations
Simon Harnest, 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com